2025 REPORT

Nap Bar Inc.


REST & RECHARGE
POWERED BY NAP BAR
REST INSIDE
NB VIRTUAL REALITY
The Future of Rest

LETTER

Dear investors,

What I'm most proud of is that we didn't stop.
I kept showing up, kept building, and am clear on where we're going.
I'm deeply grateful for your belief, patience, and partnership. This journey is stretching me, but it's also strengthening me.
I believe in reciprocity. Please reply with what you're working on and how I can support you.
Rooting for all of us extra hard in this next chapter!!!
Sending all the positive energy your way for an ah-mazing 2026!!!

We need your help!

We're focusing on faster-moving channels like education and corporate wellness, while continuing to build enterprise partnerships and global activation

opportunities. We're also expanding digital wellness programming to create scalable, recurring revenue.This is where I'd love to invite you in:1. Introductions to commercial or tort litigators open to contingency or creative structures
2. Warm intros to corporations, conferences, and airports for paid pop-up opportunities
3. Connections to HR, People Ops, and Innovation leaders seeking wellness solutions

Sincerely,

Khaliah O. Guillory

CEO + Founder

How did we do this year?

REPORT CARD

C+

☺ The Good

Demand proved itself. Pop-ups and activations like Afrotech drew strong engagement, often exceeding capacity

Strategic partnerships grew. Casper continued supporting product expansion and experience delivery

Enterprise traction built. United activation opened conversations to explore corporate and global opportunities global opportunities

☹ **The Bad**

Airport timelines lagged. Master planning delays at BWI slowed physical location progress

Legal matters with Paradies at IAH required time, focus, resources, and legal escalation

Operational bandwidth was stretched, limiting how many opportunities we could fulfill

2025 At a Glance

January 1 to December 31



$30,892 [23%]
Revenue



-$17,070
Net Loss



$22,401 [51%]
Short Term Debt



$119,250
Raised in 2025



$966
Cash on Hand
As of 04/22/26

INCOME BALANCE NARRATIVE

Revenues
Profit
$39,985
-$91,333
$30,892
-$17,070
2024
2025

Net Margin: -55% Gross Margin: 94% Return on Assets: -24% Earnings per Share: -$0.09

Revenue per Employee: $30,892 Cash to Assets: 11% Revenue to Receivables: ~ Debt Ratio: 33%

Nap_Bar_Financial_Report.docx__1_.pdf

Nap_Bar_s_December_31__2024_Management_Report__1_.pdf

2025_Financials_Statements-The_Nap_Bar_Inc.pdf

2025_Financials_Statements-The_Nap_Bar_Inc.pdf

Nap_Bar_Inc._GAAP_Financial_Report_2024_-_2025.docx.pdf

We 🧡 Our 87 Investors

Thank You For Believing In Us

Clara White	Ericka Ward	Larahn Brown	Monique Crayton	D. R. Rockwell	Igor Tsukerman
Shallonda T	Melissa M Hereford	Moonshot DisruptX	Monday Anigboro	Kimberlee Carr	Martinique Lewis
Terrez Thompson	Tykesha Burton	Fred & Katina McGhee	Josetta Jones	Tiffany Flowers	Keante Hendricks
Daniela Obi	Michelle Nailor Octave	Nicholas M Horstman	John Davis	Vanessa Vaughn	Nathaniel Mc Queen Jr.
Hersh Choksi	Evan Washington	Zara Otamias	Leigh Davis	Ayanna Francis	Chris B
Ngozi O	Akishna Glasper	Colby Holiday	Craig Tyner	Carmella Caldwell	Brenda S. FISHER
Daneille Moss	Vicki Semander	Brandy Guidry	Amanda Warriner	Willis DEAN	Yvette Ash
Jewels Rhode	Breia Foston	Tiffany Williams	Martina Jones	Melanie Prince	Stephen Dean
Kimberly Sims	Misha K Sampson	Michele McKnight	Cornelius Monte Raynor	Antoinette Beale	Tenaya McKinney
Jacques Davis	Zach Rookstool	David Martin	Tai Prince	Octavia Sherman-McKoy	Robert Fisher
Jenequa Eldridge	Saranne Speer Selber	Asherrah Fisher	Kameron Brackins	Mayra Bullock	Janet Pope
Chelsea Edwards	Stephen Dean	Courtney Martin	Alexis Fortt	Aria Broxton	Rakhee Goyal
T THOMAS	Amina Callands	Chef Yolonda Henry	Rich Shockey	Glennetta Johnson	Justin Renfro

Thank You!

From the Nap Bar Inc. Team



Khaliah O. Guillory

CEO + Founder

Professional napper and certified sleep coach. 25 years of industry experience. Oversaw $1B book of business in assets and 225 employees as VP at a Fortune 100 company. October 29 is Khaliah O. Guillory Day in Houston, TX.







Roger Cunningham

Fractional CFO

Financial whiz. EY Entrepreneur of the Year (finalist). 45 years experience leading to the financing of multiple $100 million+ acquisitions. Financial...



Bilal Aquil

Business Advisor

Business guru. 25+ years of business management, investment advisory, and business financial forecasting.



LaMonica Love

Legal Counsel & Business Consultant

Legal pro. 20 years experience in contract law and business consultant. As a legal consultant to multiple Fortune 500 companies, she has led...



Dr. Cwanza Pinckney

Head of Infection Control

Infection control genius. 20 years experience Board Certified Physician and DJ. Curator of "theta" frequency brain waves soundscapes exclusive t...

Details

The Board of Directors

Director	Occupation	Joined
Khaliah O. Guillory	CEO + Founder @ Nap Bar Inc.	2019

Officers

Officer	Title	Joined
Khaliah O. Guillory	President CEO Secretary Treasurer	2019

Voting Power ⓘ

Holder	Securities Held	Voting Power
Khaliah O. Guillory	197,740 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2019	$200,000		Section 4(a)(2)
05/2025	$119,250		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	197,740	Yes

Warrants: 0
Options: 0

Form C Risks:

We will rely on third party platforms for marketing and development (influencers, social media, strategic partnerships etc.)

May need to raise more money in the future to cover additional expenses and or expansion. In addition to the cost of expansion into new markets. This may result in making pricing, service or other business decisions that might impact financial stability.

Returns not guaranteed and somewhat based on assumptions. Business projections may take longer or not be reached and revenue models may be changed. Note that repayment dates are structured as quarterly, the repayment amount is not necessarily a fixed amortization schedule. The repayment is structured as 3% gross revenue until 1.5x (2x Early Bird/VIP) is repaid.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Nap Bar is a true startup. Opened just 5 months prior to being forced to close due to the pandemic, little history available to evaluate demands of the masses for future projects.

Globally, we saw the negative impact the pandemic had on the travel industry. In the event of another unforeseen or natural disaster that will cause the world to shut down, this could halt operations for a period of time.

Because Nap Bar's target audience are travelers, we are relying on travelers having income and the ability to travel. Economic strength can affect demand.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the

Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⓘ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Nap Bar Inc.

Texas Corporation
Organized January 2019
1 employees
5090 Richmond Ave #324
Houston TX 77056 https://napbarnow.com/

Business Description

Refer to the Nap Bar Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Nap Bar Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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